EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Nine Months Ended
	September 30,

	2001	2000

Income before income taxes	$134,187	$497,898

Interest expense	318,473	317,617

Portion of rent estimated to represent the interest factor	84,206	72,962

Earnings before income taxes and fixed charges	$536,866	$888,477

Interest expense (including capitalized interest)	$319,599	$320,003

Portion of rent estimated to represent the interest factor	84,206	72,962

Fixed charges	$403,805	$392,965

Ratio of earnings to fixed charges	1.3	2.3